RESEARCH AND COMMERCIALIZATION AGREEMENT

THIS RESEARCH AND COMMERCIALIZATION AGREEMENT (the "Agreement"), effective as of January 15, 2001 (the "Effective Date"), is entered by and between **MEDAREX, INC.**, a New Jersey corporation, with a principal place of business at 707 State Road 206, Princeton, New Jersey 08540, **GENPHARM INTERNATIONAL, INC.**, a wholly owned subsidiary of Medarex, Inc., (together "Medarex"), and **B. TWELVE, INC.** ("B. Twelve"), a Florida corporation with a principal place of business at 130 Adelaide Street West, Suite 3303, Toronto, Ontario M5H 3P5, Canada.

BACKGROUND

A. Medarex is the sole and exclusive owner of certain Mice (as defined below) useful for the preparation of fully human monoclonal antibodies;

B. B. Twelve and Medarex have entered into a Material Transfer Agreement, effective as of September 5, 2000 (the "Material Transfer Agreement"), whereby B. Twelve transferred certain materials to Medarex for the immunization of Mice;

C. B. Twelve desires to have Medarex perform, and Medarex is willing to perform, the Immunization Service with respect to the Research Antigens (as such terms are defined below);

D. B. Twelve desires to carry out the Research Program (as defined below) with respect to the Research Antigens; and

E. B. Twelve wishes to acquire from Medarex an option to obtain exclusive commercial licenses under the Medarex Technology (as defined below) for the use of the Mice to prepare fully human monoclonal antibodies, and subject to the availability of such license rights with regard to such antibodies, Medarex is willing to grant such licenses, on the terms and conditions herein.

F. B. Twelve and Medarex are entering into a Securities Acquisition Agreement of even date herewith (the "Stock Agreement"), in substantially the form attached hereto as Exhibit B, for the transfer of B. Twelve stock to Medarex as payment of certain license fees and milestone payments due under this Agreement.

NOW THEREFORE, Medarex and B. Twelve agree as follows:

1. DEFINITIONS

1.1 "Affiliate" shall mean any Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with another Person. For purposes of this definition only, "control" and, with correlative meanings, the terms "controlled by" and "under common control with" shall mean (a) the possession, directly or indirectly, of the

power to direct the management or policies of a Person, whether through the ownership of voting securities or by contract relating to voting rights or corporate governance, or (b) the ownership, directly or indirectly, of at least fifty percent (50%) of the voting securities or other ownership interest of a Person; provided that, if local law restricts foreign ownership, control will be established by direct or indirect ownership of the maximum ownership percentage that may, under such local law, be owned by foreign interests. For purposes of this Section 1.1, "Person" shall mean an individual, sole proprietorship, partnership, limited partnership, limited liability partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture or other similar entity or organization, including a government or political subdivision, department or agency of a government.

1.2 "Antibody" shall mean a human monoclonal antibody that has binding affinity for a Research Antigen and is obtained by (i) by Medarex on behalf of B. Twelve pursuant to the Material Transfer Agreement or (ii) by Medarex on behalf of B. Twelve pursuant to Section 2.1 of this Agreement, from one or more of the Mice or through the use of nucleic acid or cells derived from one or more of the Mice, and including any active portion or fragment of any such antibody.

1.3 "Antibody Materials" shall mean any and all genes and DNA sequences, including vectors containing same, that code for an Antibody and any hybridoma that produces an Antibody.

1.4 "Approval" shall mean all approvals, licenses, registrations and authorizations of all governmental agencies in a country necessary for the manufacture, use or sale of a Product in the applicable country.

1.5 "Biological License Application" or "BLA" shall mean a Biological License Application as defined in the U.S. Food, Drug and Cosmetics Act and the regulations promulgated thereunder, and any corresponding or equivalent foreign application, registration or certification.

1.6 "Calendar Quarter" shall mean each three-month period commencing January 1, April 1, July 1 and October 1 of each year during the term of this Agreement.

1.7 "Commercially Reasonable Efforts" shall mean, with respect to a Product, efforts and resources similar to those employed by B. Twelve to develop, manufacture or market a product of similar market potential at a similar stage in its product life, taking into account for example the establishment of the Product in the marketplace, the competitiveness of alternative products, the likely proprietary position of the Product, the likelihood of regulatory approval for the Product, the potential profitability of the Product and B. Twelve's resources available. Commercially Reasonable Efforts shall be determined on a market-by-market basis for each Product.

1.8 "Confidential Information" shall mean, subject to the provisions of Article 9 hereof, any information, whether in oral, written, graphic, electronic or tangible form, disclosed by one party to the other hereunder or under any agreement governing the use and disclosure of confidential information entered into by the parties prior to the Effective Date.

1.9 "Control" or "Controlled" shall mean, with respect to a particular item of information or intellectual property right, (i) that the party owns and has the ability to grant to the other party the licenses to such item provided for herein, without violating the terms of any agreement or other arrangement with any third party, and/or (ii) that the party has a license, or an option to an exclusive license, to such item and has the ability to grant to the other party the licenses to such item provided for herein, without violating the terms of any agreement or other arrangement with any third party.

1.10 "Cross License Agreement" shall mean that certain Cross License Agreement between and among Medarex, Cell Genesys, Inc., Abgenix, Inc., Xenotech, L.P. and Japan Tobacco Inc., dated March 26, 1997.

1.11 "Exclusive Commercial License" shall have the meaning set forth in Section 4.3.1.

1.12 "FDA" shall mean the U.S. Food and Drug Administration and any successor agency thereto.

1.13 "First Commercial Sale" shall mean, with respect to each Product in each country, the first bona fide commercial sale by B. Twelve, its Affiliates or Sublicensees of such Product following Marketing Approval in such country; provided, however, that where such first commercial sale has occurred in a country for which government pricing or government reimbursement approval is needed for widespread commercial sale (for clarification, the parties acknowledge that no such approval is currently required in the United States), then such sales shall not be deemed a First Commercial Sale until such pricing or reimbursement approval has been obtained.

1.14 "Immunization Service" shall mean, with respect to each Research Antigen, the immunizations of Mice with Research Antigens performed by Medarex on behalf of B. Twelve pursuant to Section 2.1.

1.15 "IND" shall mean an Investigational New Drug application, as defined in the U.S. Food, Drug and Cosmetics Act and the regulations promulgated thereunder, or any corresponding or equivalent foreign application, registration or certification.

1.16 "Licensed Antibody" shall mean an Antibody to which B. Twelve obtains an Exclusive Commercial License pursuant to Section 4.3.

1.17 "Marketing Approval" shall mean, with respect to each country of the Territory for a particular Product, approval of the applicable MAA filed in such country by the health regulatory authority in such country that is the counterpart of the FDA. It is understood that Marketing Approval does not necessarily include pricing or reimbursement approval.

1.18 "Marketing Approval Application" or "MAA" shall mean, on a Product-by-Product basis, a New Drug Application or Biologics License Application as required under the U.S. Food, Drug and Cosmetics Act and the regulations promulgated thereunder, or a comparable filing in a foreign country.

1.19 "Medarex Technology" shall mean the Medarex Patent Rights and Medarex Know How.

1.20.1 "*Medarex Patent Rights*" shall mean all United States and foreign patents (including all reissues, extensions, substitutions, re-examinations, supplementary protection certificates and the like, and patents of addition) and patent applications (including, without limitation, all continuations, continuations-in-part and divisions thereof) Controlled by Medarex as of the Effective Date and during the term of the Agreement that claim an invention which is necessary or reasonably useful for the use of the Mice to create Antibodies or to develop, produce, make, have made, import, have imported, use, offer for sale and sell a Licensed Antibody or Product.

1.20.2 "*Medarex Know How*" shall mean the Confidential Information Controlled by Medarex as of the Effective Date and during the term of the Agreement that is necessary or reasonably useful to use of the Mice and/or for the exercise of the Medarex Patent Rights, including without limitation, technical data, protocols and methods. For the avoidance of doubt, the Medarex Know How does not include any Medarex Patent Rights.

1.20 "Mice" shall mean any of Medarex's immunizable transgenic mice containing unrearranged human immunoglobulin heavy and light chain transgenes, each inserted into mouse chromosomes that are immunized by Medarex pursuant to the Material Transfer Agreement or Section 2.1 of this Agreement.

1.21 "Mice Materials" shall mean any parts or derivatives of the Mice, including without limitation, hybridomas (other than hybridomas that produce an Antibody), cells or other biological materials derived directly or indirectly from the Mice, but excluding all Antibodies and Antibody Materials.

1.22 "MRC Agreement" shall mean that certain License Agreement among the Medical Research Council, Agricultural and Food Research Council Institute of Animal Physiology and Genetics Research of Babraham Hall, Marianne Bruggēmann and GenPharm International, Inc., effective October 1, 1993, and any amendments thereto.

1.23 "Net Sales" shall mean, for any period, the gross amount invoiced by B. Twelve and its Affiliates and Sublicensees for the sale of Product(s) to third parties, less deductions for:

(a) normal and customary trade, quantity and cash discounts and sales returns and allowances granted on account of (i) price adjustments, billing errors, rejected goods, damaged goods, returns and rebates, (ii) administrative and other fees and reimbursements and similar payments directly related to the sale or delivery of Product(s) paid to wholesalers and other distributors, buying groups, pharmacy benefit management organizations, health care insurance carriers and other institutions, (iii) allowances, rebates and fees directly related to the sale or delivery of Product(s) paid to distributors and (iv) chargebacks;

(b) freight, postage, shipping and insurance costs to the extent that such items are included in the gross amount invoiced;

(c) customs and excise duties and other duties related to the sales to the extent that such items are included in the gross amount invoiced;

(d) rebates and similar payments made with respect to sales paid for or reimbursed by any governmental or regulatory authority such as, by way of illustration and not in limitation of the parties' rights hereunder, Federal or state Medicaid, Medicare or similar state program or equivalent foreign governmental program;

(e) sales and other taxes and duties directly related to the sale or delivery of Product(s) (but not including taxes assessed against the income derived from such sale) to the extent that such items are included in the gross amount invoiced;

(f) distribution costs and expenses to the extent that such items are included in the gross amount invoiced; and

(g) any such invoiced amounts that are not collected by B. Twelve or its Affiliates or Sublicensees;

provided, however, that, with respect to the deductions specified in subsections (a) through (g) above, an amount shall be deducted only once regardless of how many categories may apply to it.

Any of the deductions listed above that involves a payment by B. Twelve or its Affiliates or Sublicensees shall be taken as a deduction in the Calendar Quarter in which the payment is accrued by such entity. Deductions pursuant to subsection (g) above shall be taken in the Calendar Quarter in which such sales are no longer recorded as a receivable. For purposes of determining Net Sales, the Product(s) shall be deemed to be sold when invoiced and a "sale" shall not include transfers or dispositions for charitable, promotional, pre-clinical, clinical, regulatory or governmental purposes.

For purposes of calculating Net Sales of Products, sales between or among B. Twelve or its Affiliates or Sublicensees shall be excluded from the computation of Net Sales, but sales by B. Twelve or its Affiliates or its Sublicensees to third parties shall be included in the computation of Net Sales.

In the event that a Product is sold in any country in the form of a combination product containing one or more therapeutically active ingredients in addition to any Licensed Antibody, with respect thereto, the parties shall negotiate in good faith to determine what portion of the net sales of such combination product in such country shall be treated as "Net Sales" under this Agreement, which determination shall be based on the value added by such Licensed Antibody, compared to the value added by such other therapeutically active ingredients, to the invoice price of such combination product.

1.24 "Phase I Clinical Trial" shall mean a human clinical trial, the principal purpose of which is a preliminary determination of safety in healthy individuals or patients as required in 21 C.F.R. §312, or a similar clinical study prescribed by the regulatory authorities in a country other

than the United States. A Phase I Clinical Trial shall be deemed to have commenced when the first subject in the study has been enrolled.

1.25 "Phase II Clinical Trial" shall mean a human clinical trial for which a primary endpoint is a preliminary determination of efficacy or dose ranges in patients with the disease being studied as required in 21 C.F.R. §312, or a similar clinical study prescribed by the regulatory authorities in a country other than the United States. Any well-controlled study intended to provide the substantial evidence of efficacy necessary to support the filing of an approvable MAA (such as a combined Phase II Clinical Trial/ Phase III Clinical Trial, or any Phase III Clinical Trial in lieu of a Phase II Clinical Trial) (a "Pivotal Study") shall automatically be deemed to have reached Phase II status. A Phase II Clinical Trial shall be deemed to have commenced when the first subject in the study has been enrolled.

1.26 "Phase III Clinical Trial" shall mean a human clinical trial, the principal purpose of which is to establish safety and efficacy in patients with the disease being studied as required in 21 C.F.R. §312, or similar clinical study prescribed by the regulatory authorities in a country other than the United States. A Phase III Clinical Trial shall also include any other human clinical trial intended as a Pivotal Study, whether or not such study is a traditional Phase III Clinical Trial. A Phase III Clinical Trial shall be deemed to have commenced when the first patient has been enrolled in a Pivotal Study.

1.27 "Product" shall mean any composition or formulation incorporating one or more Licensed Antibodies.

1.28 "Research Antigen" shall mean an antigen listed in Exhibit A hereto.

1.29 "Research License" shall mean, with respect to each Research Antigen, the nonexclusive research license granted by Medarex to B. Twelve pursuant to Section 3.1.

1.30 "Research License Period" shall mean, with respect to each Research Antigen, the period commencing on the Effective Date and ending on the earliest of (a) twelve (12) months after the Effective Date, or if extended with respect to a particular Research Antigen pursuant to Section 3.2 3, the expiration of any such extension(s), (b) when B. Twelve has taken an Exclusive Commercial License with respect to a particular Research Antigen pursuant to Article 4, or (c) the termination of the Agreement.

1.31 "Research Program" shall mean the characterization and evaluation of Antibodies conducted by B. Twelve, during the Research License Period, in connection with B. Twelve's assessment of the usefulness of the Mice to produce Antibodies and the evaluation of the Antibodies themselves as potential Licensed Antibodies, for the purpose of determining whether B. Twelve wishes to obtain one or more Exclusive Commercial Licenses to such Antibodies.

1.32 "Sublicensee" shall mean a third party to whom B. Twelve has granted a license or sublicense, as the case may be, pursuant to Section 4.3.2, to develop, make, have made, import, use, sell, offer for sale or otherwise exploit Products.

1.33 "Territory" shall mean all countries of the world.

2. IMMUNIZATION SERVICE

2.1 Immunizations. With respect to each Research Antigen, Medarex shall use reasonable efforts to immunize Mice against the Research Antigens, derive hybridomas and provide Antibodies to B. Twelve for the purpose of enabling B. Twelve to carry out the Research Program. B. Twelve shall supply all quantities of Research Antigen, as is available, needed by Medarex for such purpose.

2.2 Limited Use. Medarex shall not use any Research Antigen provided by B. Twelve for any purpose other than performance of the Immunization Service. In the event that Medarex uses a Research Antigen provided by B. Twelve for any purpose other than performance of the Immunization Service, in addition to any other remedies B. Twelve may have, B. Twelve may cause Medarex to (i) assign to B. Twelve all right, title, and interest to all intellectual property arising from such use, (ii) in a reasonably timely manner execute those documents, as requested by B. Twelve, necessary to document and/or perfect the assignment of such intellectual property, and (iii) transfer ownership and possession to B. Twelve of any and all Antibodies and Antibody Materials produced, generated or derived by Medarex in the course of such non-permitted use.

2.3 Termination of Immunization Service. B. Twelve may terminate the Immunization Service for either Research Antigen at any time by giving at least sixty (60) days prior written notice to Medarex. Upon expiration or termination of the Immunization Service for a Research Antigen, Medarex shall return to B. Twelve or destroy, at B. Twelve's option, any and all quantities of such Research Antigen.

2.4 T^{12} Development. Medarex has established an accelerated fully human antibody development and manufacturing program referred to as "T^{12} Development." Upon the request of B. Twelve, the parties will negotiate in good faith to enter into an agreement for Medarex to employ T^{12} Development, as available, in collaboration with B. Twelve, to develop and manufacture one or more Products, upon payment of additional consideration to Medarex.

3. RESEARCH LICENSES

3.1 Research Licenses. With respect to each Research Antigen, Medarex hereby grants to B. Twelve a non-exclusive, non-sublicenseable, non-transferable license under the Medarex Technology and Medarex's rights in the Mice, during the Research License Period applicable to each such Research Antigen, to carry out the Research Program.

3.2 Extension of Research License Period. With respect to each Research Antigen, B. Twelve shall have the option to extend the term of the Research License Period for one (1) additional six (6) month period (for a total Research License Period of eighteen (18) months) by providing Medarex written notice at least sixty (60) days before the end of the applicable Research License Period and concurrently paying to Medarex the Research License Period extension fee due pursuant to Section 5.4. Medarex shall be entitled to make a press release announcing each such extension of the Research License Period following receipt of B. Twelve's notice of its wish to extend the Research License Period.

3.3 Termination or Expiration of Research Program. B. Twelve may terminate the Research Program for either Research Antigen at any time by giving at least ninety (90) days prior written notice to Medarex. Upon termination or expiration of the Research Program for a Research Antigen, the corresponding Research License granted hereunder shall expire, B. Twelve shall have no further rights under the Medarex Technology with respect to any Antibodies against such Research Antigen and the terms of Section 3.5 shall apply. Should B. Twelve elect to terminate the Research Program for both Research Antigens without obtaining an Exclusive Commercial License pursuant to Section 4.3, this Agreement shall immediately terminate, in accordance with the terms of Section 13.4, upon thirty (30) days from the date of Medarex's receipt of written notice from B. Twelve of such election, unless the parties mutually agree otherwise.

3.4 Expiration of the Research Program. In the event that B. Twelve has not obtained at least one (1) Commercial License by the end of the six (6) month renewal period of the Research License Period, or thereafter does not have an Exclusive Commercial License in effect for any six (6) month period, this Agreement shall automatically terminate immediately following the last day of the relevant six (6) month period, in accordance with the terms of Section 13.4, unless the parties mutually agree otherwise.

3.5 Destruction of Mice, Mice Materials, Antibodies and Antibody Materials; Covenant. If B. Twelve has not entered into an Exclusive Commercial License for an Antibody against a given Research Antigen under Section 4.3 by the date of expiration or termination, as the case may be, of the applicable Research License Period, then

3.5.1 within fifteen (15) days following such date, B. Twelve shall destroy any and all Antibodies and Antibody Materials obtained with respect to such Research Antigen and then in B. Twelve's possession, and promptly after such destruction an officer of B. Twelve shall provide Medarex with written certification thereof; and

3.5.2 in the event B. Twelve has filed patent applications disclosing or claiming inventions comprising Antibodies or Antibody Materials or making or using thereof, with respect to such Research Antigen, B. Twelve covenants that it shall, at its election, either abandon, or assign to Medarex, such patents or patent applications. Notwithstanding the foregoing, if B. Twelve intends to abandon such patents or patent applications and such patents or patent applications, or any scientific articles relating thereto, have been or will be, published, then prior to such abandonment B. Twelve shall assign to Medarex such patents or patent applications. In the event B. Twelve is to assign such patents or patent applications to Medarex, B. Twelve shall execute those documents, as requested by Medarex, necessary to document and/or perfect the assignment of such patents and/or patent applications. Notwithstanding the foregoing, B. Twelve shall retain an irrevocable, royalty-free, worldwide, nonexclusive license, without a right to sublicense, assign or otherwise transfer such license, from Medarex under such patents and patent applications, and any foreign equivalents, divisionals, continuations, CIPs, reissues and reexaminations thereof, and patents issuing therefrom, to discover, develop and commercialize any and all antibodies against such Research Antigen, which antibodies are identified using technology other than Medarex Technology and/or Mice, Mice Materials, Antibodies or Antibody Materials. It is understood and agreed that B. Twelve

shall not be obligated to assign to Medarex patent rights in any inventions that consist solely of the compositions of such Research Antigen itself.

3.6 Limited Use. B. Twelve shall only grant access to Antibodies and Antibody Materials to those of its employees who require such access for the performance of this Agreement. In the event that B. Twelve uses the Mice for any purpose not permitted under this Agreement, B. Twelve shall (i) assign to Medarex all right, title, and interest to all intellectual property arising from such use, and (ii) execute those documents, as requested by Medarex, necessary to document and/or perfect the assignment of such intellectual property, it being understood that the inclusion herein of the foregoing provisions is in no way intended to suggest Medarex's approval of, or permission for B. Twelve to engage in, such prohibited activities.

4. COMMERCIAL LICENSES

4.1 Option for Exclusive Commercial Licenses.

4.1.1 Subject to the availability of particular Antibodies to a Research Antigen for exclusive licensing by B. Twelve pursuant to Section 4.2, during the term of the applicable Research License Period, B. Twelve shall have a non-exclusive option to obtain an Exclusive Commercial License as set forth in Section 4.3. The option granted under this Section 4.1.1 shall terminate at the end of the Research License Period for the applicable Research Antigen.

4.1.2 In no event shall B. Twelve initiate any human clinical trials with respect to, or file an IND on, a Product containing an Antibody without first obtaining an Exclusive Commercial License with respect to such Antibody pursuant to the procedures set forth in this Article 4.

4.2 Antibody Availability for Commercial Use.

4.2.1 Antibody and Antigen Identification. At any time during the Research License Period with respect to a particular Research Antigen, B. Twelve may provide written notice to Medarex that it wishes to acquire an Exclusive Commercial License to an Antibody raised against such Research Antigen and to Products containing such Antibody. In such written notice, B. Twelve shall provide the genetic sequence for both the Antibody and, if known, the Research Antigen that it was raised against.

4.2.2 Notice of Availability. Within thirty (30) business days following receipt of notice provided pursuant to Section 4.2.1, subject to Section 4.2.4, Medarex shall notify B. Twelve whether the rights requested by B. Twelve are available for licensing to B. Twelve.

4.2.3 License Fee. If Medarex notifies B. Twelve, pursuant to Section 4.2.2, that an Exclusive Commercial License is available with respect to a given Antibody, as requested by B. Twelve under Section 4.2.1, within fifteen (15) business days of Medarex's notice of such availability, B. Twelve shall pay to Medarex the Exclusive Commercial License fee due pursuant to Section 5.5 with respect to such Exclusive Commercial License.

4.2.4 Unavailability. It is understood and agreed that (a) B. Twelve may be unable to receive an Exclusive Commercial License with respect to an Antibody if Medarex has

previously granted rights to such Antibody, or the Research Antigen against which the Antibody was raised, to a third party and (b) any Exclusive Commercial License granted to B. Twelve shall be subject to any non-commercial rights then in effect granted by Medarex to one or more third parties with respect to such Antibody or the Research Antigen related thereto.

4.3 Exclusive Commercial License.

4.3.1 Grant. If B. Twelve elects to exercise its option to acquire an Exclusive Commercial License with respect to a particular Antibody pursuant to Section 4.1, and Medarex informs B. Twelve that such Antibody is available for licensing pursuant to Section 4.2, and B. Twelve pays the Exclusive Commercial License fee pursuant to Section 5.5, then, subject to the terms and conditions of this Agreement, and commencing as of the date Medarex has both (a) so informed B. Twelve and (b) received from B. Twelve such fee, Medarex is automatically deemed to grant, and in such event hereby grants, to B. Twelve, on an Antibody-by-Antibody basis, a worldwide, exclusive (even as to Medarex, except to the extent that Medarex undertakes antibody process development and production services for B. Twelve pursuant to Section 2.4), non-transferable, royalty-bearing license under the Medarex Technology and Medarex's rights in the Mice, with the right to sublicense as permitted in Section 4.3.2, to use, or, pursuant to a Manufacturing Services Agreement, have Medarex use, the Mice to develop, make, have made, import, have imported, use, offer for sale and sell Products containing such Licensed Antibody, which license is non-exclusive with respect to a Research Antigen and exclusive with respect to the specific Antibody (which Antibody shall be deemed a Licensed Antibody for all purposes hereunder), (an "Exclusive Commercial License"), subject to any licenses that Medarex has previously granted as permitted by Section 4.2.4. Upon B. Twelve having taken an Exclusive Commercial License to four (4) Antibodies pursuant to this Section 4.3, the option for Exclusive Commercial Licenses granted pursuant to Section 4.1 shall expire and no further Exclusive Commercial Licenses shall be granted under the terms of this Agreement. For the avoidance of doubt, in the event that a given Exclusive Commercial License has expired or terminated, such Exclusive Commercial License shall continue to be counted against the maximum number of Exclusive Commercial Licenses set forth in this Section 4.3.1.

Medarex covenants that, upon informing B. Twelve that an Antibody is available for exclusive commercial licensing pursuant to Section 4.2.2, Medarex shall not license to any third party any rights to make, have made, import, have imported, use, offer for sale or sell Products containing such Antibody against such Research Antigen isolated from or generated using the Mice; provided, however, that, if B. Twelve fails to pay the commercial license fee due pursuant to Section 5.5 with respect to such Antibody, such covenant shall thereafter immediately terminate. The parties acknowledge and agree that any Exclusive Commercial Licenses granted hereunder shall be subject to the terms and conditions of the Cross License Agreement.

4.3.2 Sublicenses.

(a) Subject to Section 4.3.2(b), B. Twelve may grant sublicenses under any Exclusive Commercial License to the extent necessary for Sublicensees to develop, make, have made, import, use, offer for sale and sell Products; provided, however, that within ten (10) days following the date any such sublicense is executed, B. Twelve shall provide Medarex with

at least the following information with respect to each such sublicense: (i) the identity of the Sublicensee; (ii) a description of the Product and the rights being granted to the Sublicensee; and (iii) the territory in which the Product will be sold. Each sublicense granted by B. Twelve shall be consistent with all the terms and conditions of this Agreement, and subordinate thereto, and B. Twelve shall remain responsible to Medarex for the compliance of each such Sublicensee with the financial and other obligations due under this Agreement.

(b) The parties recognize that according to the provisions of the Cross License Agreement, relating to the Medarex Technology, Medarex may not grant B. Twelve the right to directly grant sublicenses under certain Medarex Technology that is covered by the Cross License Agreement to sell, lease, and offer for sale or lease Products. So long as such provisions are in effect, if B. Twelve grants or desires to grant a sublicense to a particular Sublicensee under the Medarex Technology pursuant to Section 4.3.2(a) to sell, lease, and offer for sale or lease a particular Product, then Medarex shall enter into an agreement with such Sublicensee which grants a direct license to such Sublicensee under such of the Medarex Technology that is covered by the Cross License Agreement to sell, lease, and offer for sale or lease such Product on the same terms and conditions as the sublicense granted by or desired to be granted by B. Twelve to such Sublicensee ("Direct Sublicense Agreement"); provided, each such Direct Sublicense Agreement granted by Medarex shall: (i) be consistent with all the terms and conditions of this Agreement; (ii) provide that all performance obligations of such Sublicensee, including without limitation, with respect to development and commercialization of Products and payment of amounts owing under the sublicense granted to such Sublicensee by B. Twelve, shall be owed to B. Twelve and not to Medarex; (iii) not conflict with any of the rights granted under this Agreement; (iv) provide that B. Twelve is a third party beneficiary under such Direct Sublicense Agreement, with the right, at B. Twelve's expense, to enforce the terms and conditions of such Direct Sublicense Agreement against such Sublicensee, including the right to collect all monies due to B. Twelve from such Sublicensee under such Direct Sublicense Agreement; and (v) be subject to B. Twelve's approval, such approval not to be unreasonably withheld. Further, it is understood and agreed by B. Twelve, that, in such sublicense granted by B. Twelve to such Sublicensee, B. Twelve shall make the rights related to such certain Medarex Technology granted by Medarex to B. Twelve under Section 4.3.1 subordinate to such direct license granted by Medarex to such Sublicensee, such that the rights granted by Medarex to B. Twelve under Section 4.3.1 shall not be in conflict with the rights granted to such Sublicensee by Medarex under this Section 4.3.2(b).

4.3.3 Termination of Exclusive Commercial License.

(a) Termination. B. Twelve may terminate the Exclusive Commercial License with respect to any particular Licensed Antibody at any time with immediate effect by giving written notice to Medarex. Following the termination of the applicable Exclusive Commercial License, B. Twelve shall have no further license rights under the Medarex Technology with respect to the Antibody that was the subject of such Exclusive Commercial License. Within thirty (30) days after termination of the Exclusive Commercial License with respect to a specific Licensed Antibody, B. Twelve shall destroy any and all Antibodies and Antibody Materials relating to such Licensed Antibody then in B. Twelve's possession.

(b) Assignment of Rights. Upon termination of an Exclusive Commercial License with respect to a particular Licensed Antibody to a given Research Antigen, in the event that, with Medarex's prior written consent obtained pursuant to Section 11.4, B. Twelve has filed any patent applications disclosing or claiming inventions comprising Mice, Mice Materials, Antibodies or Antibody Materials, or the making or using thereof, with respect to such Research Antigen, B. Twelve covenants that it shall, at its election, either abandon, or assign to Medarex, such patents or patent applications. In addition, B. Twelve covenants it shall not after such termination commercialize any Antibody and/or Antibody Materials obtained through the use of such Mice and/or Mice Materials with respect to such Research Antigen. Notwithstanding the foregoing, if B. Twelve intends to abandon any such patent applications or any patents issuing thereon have been, and such patent applications or any patents issuing thereon, or any scientific articles relating thereto, have been or will be published, then prior to such abandonment B. Twelve shall assign to Medarex such patents or patent applications. In the event B. Twelve is to assign such patents or patent applications to Medarex, B. Twelve shall execute those documents, as requested by Medarex, necessary to document and/or perfect the assignment of such patents and/or patent applications. It is understood and agreed that B. Twelve shall not be obligated to assign to Medarex patent rights in any inventions that consist solely of the compositions of such Research Antigen itself. Notwithstanding the foregoing, B. Twelve shall retain an irrevocable, royalty-free, worldwide, nonexclusive license, without a right to sublicense, assign or otherwise transfer such license, from Medarex under such patents and patent applications, and any foreign equivalents, divisionals, continuations, CIPs, reissues and reexaminations thereof, and patents issuing therefrom, to discover, develop and commercialize any and all antibodies against such Research Antigen, which antibodies are identified using technology other than Medarex Technology and/or Mice, Mice Materials, Antibodies or Antibody Materials.

4.4 Use of Mice. Any use of the Mice by B. Twelve or its Affiliates pursuant to a license granted pursuant to Section 4.3 shall be subject to the provisions of Articles 2 and 11.

5. CONSIDERATION

5.1 Up-Front Payment. B. Twelve shall issue to Medarex four hundred thousand (400,000) shares of B. Twelve stock as agreed in the Stock Agreement (the "Up-Front Payment"). In exchange for the issuance of these shares to Medarex, B. Twelve shall receive a credit in an amount equal to One Million Two Hundred Thousand Dollars ($1,200,000) to be applied as determined by B. Twelve in its sole discretion, against the payment of future license fees and milestone payments due Medarex as set forth in Section 5.6.7 (the "Up-Front Payment Credit"). In the event B. Twelve wishes to apply said Up-Front Payment Credit against the payment of amounts due and owing Medarex as set forth in Section 5.6.7, B. Twelve shall notify Medarex in writing of its intention to do so at least five (5) days prior to date any said payment is due.

5.2 Immunization Fees. In consideration of Medarex's performance of the Immunization Service, B. Twelve shall pay to Medarex, concurrently with the notice by which B. Twelve notifies Medarex that it wishes Medarex to perform such Immunization Service, nonrefundable fees of (i) One Hundred Thousand Dollars ($100,000) per quarter for up to two (2) quarters for the first Research Antigen, and (ii) Fifty Thousand Dollars ($50,000) per quarter for up to two (2) quarters for the second Research Antigen, which amounts shall be payable only in cash.

5.3 Research License Fee. In consideration for the Up Front Payment made by B. Twelve, Medarex shall waive any Research License fee payable pursuant to Section 3.1, for each of the two (2) Antigens for a period of twelve (12) months per Antigen.

5.4 Research License Period Extension Fee. If B. Twelve elects to extend the Research License Period for one or both of the Research Antigens, pursuant to Section 3.2, then, concurrently with its notice of such election, B. Twelve shall pay to Medarex a nonrefundable fee of (a) One Hundred Thousand Dollars ($100,000) for such six (6) month extension, in the case of the first Research Antigen, and (b) Fifty Thousand Dollars ($50,000) for such six (6) month extension, in the case of the second Research Antigen, either or both of which amounts may be paid fully or partially in B. Twelve stock.

5.5 Exclusive Commercial License Fees.

5.5.1 Amount Per Antibody. If Medarex notifies B. Twelve pursuant to Section 4.2.2 that an Exclusive Commercial License is available with respect to an Antibody, and B. Twelve wishes to exercise its option for an Exclusive Commercial License pursuant to Section 4.1.1 with respect to such Antibody, then B. Twelve shall pay to Medarex a nonrefundable license fee of Five Hundred Thousand Dollars ($500,000) for such Exclusive Commercial License within five (5) business days of such notification of exercise. Each time B. Twelve obtains a new Exclusive Commercial License pursuant to Section 4.3, a new fee of equal amount shall be due pursuant to this Section. Any and all payments due under this Section 5.5.1 may be paid fully or partially in B. Twelve stock.

5.5.2 Credit for Research License Period Extension Fee. If B. Twelve has previously obtained a Research License for the Research Antigen and has extended the Research License Period beyond the initial twelve (12) month period pursuant to Section 3.2, and the Exclusive Commercial License for an Antibody directed against such Research Antigen is obtained during the 6 months extension period of that Research License, then the extension fees will be prorated based on the remainder of the Research License Period with respect to the applicable Research Antigen, and the pro rata amount of such extension fee shall be credited first against the equity component of the Exclusive Commercial License fee and then against the cash component.

5.6 Milestone Payments.

5.6.1 Milestones. Within thirty (30) days following the occurrence of the relevant events specified below, on a Product-by-Product basis, with respect to each Product subject to an Exclusive Commercial License, B. Twelve shall pay to Medarex the following amounts:

Milestone	**1st Product**	**2nd Product**	**3rd and Subsequent Products**
1. Upon filing of IND or equivalent	$500,000	$500,000	$500,000

2. Upon commencement of the first Phase II Clinical Trial	$500,000	$500,000	$500,000
3. Upon commencement of the first Phase III Clinical Trial	$1,500,000	$1,500,000	$1,500,000
4. Upon filing of the first BLA, or equivalent	$2,000,000	$2,000,000	$2,000,000
5. Upon approval of the first BLA, or equivalent	$2,500,000	$2,000,000	$1,500,000
6. Upon approval of the first BLA, or equivalent, in second jurisdiction	$1,500,000	$1,000,000	$500,000
Totals	$8,500,000	$7,500,000	$6,500,000

In the event a Product achieves Milestone #3, but has not, based on the definitions set forth in Article 1, achieved Milestone #2, the payment associated with Milestone #2 for such Product shall nevertheless be due at the same time the payment is due for such Product with respect to Milestone #3.

In the event a Product achieves Milestone #4, but has not, based on the definitions set forth in Article 1, achieved Milestone #2 and/or Milestone #3, the payment(s) associated with Milestone #2 and/or Milestone #3 for such Product, as applicable, shall nevertheless be due at the same time the payment is due for such Product with respect to Milestone #4.

5.6.2 Backup Products. The payments set forth in Section 5.6.1 above shall be made with respect to each Product; provided, however, if B. Twelve ceases all clinical development of a particular Product prior to receiving Approval for such Product but after having made one or more milestone payments with respect to such Product under Section 5.6.1 (a "Discontinued Product"), there shall be no payment due upon the accomplishment of that same milestone, or those same milestones, with respect to the next Product with specificity for the same Research Antigen as the Discontinued Product (the "Backup Product"). When milestones are achieved with respect to any Backup Product that were not previously paid with respect to a corresponding Discontinued Product, such milestone payments shall be paid pursuant to Section 5.6.1 above.

5.6.3 Subsequent Products. References under Section 5.6.1 to milestones with regard to the "first Product," "second Product," and "third and subsequent Products" indicate the order in which the milestones are reached by the Products being developed by B. Twelve and do not necessarily indicate that the initial Product developed by B. Twelve will meet all of the "first Product" milestones. The milestones payable under Section 5.6.1 shall be paid with respect to

the first Product that reaches the applicable milestone, whether or not such Product was the first Product to meet the previous milestones, and the milestones payable for the second Product under Section 5.6.1 shall be paid with respect to the second Product that reaches the applicable milestone, whether or not such Product was the second Product to meet the previous milestones. For example, if a second Product receives approval of a BLA or equivalent before the first Product reaches that milestone, then a $2 million milestone would be payable to Medarex with respect to such approval of the second Product even if the first Product reached the milestone for the Phase III Clinical Trial first.

5.6.4 Multiple Products to the Same Research Antigen. If, following Approval of a first Product against a given Research Antigen, a second or subsequent Product against such Research Antigen is developed and/or commercialized, further full sets of milestone payments as set forth in Section 5.6.1 will become due (except as provided in Section 5.6.2), and will be payable at the time(s) of achievement of such milestones by each such Product. However, it is understood and agreed that such milestones will not be due for a particular Product for Approval(s) for additional indications with regard to such Product for which the milestones in Section 5.6.1 were previously paid.

5.6.5 Diagnostic Products. If B. Twelve develops a Product solely for diagnostic use, the parties agree to negotiate in good faith reduced milestone payments on commercially reasonable terms.

5.6.6 Reports. Except as set forth in Section 8.4, within fifteen (15) days of the occurrence of any event which would trigger a milestone payment according to Section 5.6.1, B. Twelve shall provide notice to Medarex of such occurrence.

5.6.7 Stock Payments. The parties agree that except for the payment of any Immunization Fees payable under Section 5.2 which shall be made only in cash, any and all license fees and milestone payments due hereunder may be paid fully or partially in B. Twelve stock. The parties further agree that, except for the stock transferred as Up-Front Payment Credit, any future payments to be made in B. Twelve stock shall be made pursuant to a separate stock acquisition agreement which shall contain substantially the terms and conditions set forth in the form of Stock Agreement attached hereto as Exhibit B. The value of the stock to be delivered by B. Twelve as payment for any additional amounts due hereunder shall be determined by agreement of the parties as of the date the parties execute any said stock purchase agreement.

5.7 Royalties.

5.7.1 Royalty on Net Sales. In partial consideration for any Exclusive Commercial License granted by Medarex, B. Twelve shall pay to Medarex a royalty on annual worldwide Net Sales of Products on a Product-by-Product basis as follows:

Worldwide Annual Net Sales per Product	Royalty Rate

up to and including $100,000,000	3.0%
greater than $100,000,000	4.0%

5.7.2 Royalty Term. The royalties due pursuant to Section 5.7.1 shall be payable on a country-by-country and Product-by-Product basis until the date which is the later of (a) the expiration of the last to expire of the patents within the Medarex Patent Rights covering the Product in such country (such expiration to occur only after expiration of extensions of any nature to such patents which may be obtained under applicable statutes or regulations in the respective countries of the Territory, such as the Drug Price Competition and Patent Term Restoration Act of 1984 in the U.S.A. and similar patent extension laws in other countries), or (b) until fifteen (15) years following the First Commercial Sale of a Product in such country.

5.7.3 Third Party Royalties.

(a) B. Twelve shall be responsible for the payment of any royalties, license fees and milestone and other payments due to third parties under license agreements for intellectual property licensed to B. Twelve by a third party that is required to make, have made, use, sell, offer for sale and import Products using the licensed Medarex Technology. Notwithstanding the foregoing, Medarex shall be responsible for the payment to the Medical Research Council ("MRC") of any royalties due the MRC pursuant to the MRC Agreement.

(b) In the event Medarex acquires rights to additional intellectual property relating to the Mice controlled by a third party pursuant to an agreement that requires no payments to such third party and that permits Medarex to include such intellectual property in this Agreement, such intellectual property shall be included in this Agreement at no additional charge to B. Twelve. In the event Medarex acquires rights to additional intellectual property relating to the Mice controlled by a third party pursuant to an agreement that requires payments to such third party and that permits Medarex to include such intellectual property in this Agreement, B. Twelve and Medarex shall negotiate in good faith the terms under which such intellectual property shall be included in this Agreement, including without limitation, additional payments to be made by B. Twelve for the right to use such intellectual property. In the event B. Twelve and Medarex are unable to agree on such terms, then the subject matter of such intellectual property shall not be included within the definition of Medarex Technology, and B. Twelve shall have no license or rights with respect to such intellectual property.

6. PAYMENTS

6.1 Timing of Royalty Payments. All royalties due to Medarex under this Agreement shall be paid in cash within thirty (30) days after the last day of the Calendar Quarter in which they accrue.

6.2 Payment Method. All cash payments under this Agreement shall be in U.S. dollars by wire transfer in immediately available funds to an account designated by Medarex. For all payments in stock under this Agreement, B. Twelve shall issue and deliver to Medarex, unless

Medarex and B. Twelve otherwise agree in writing, fully paid shares of common stock, par value One Dollar ($1.00) per share, of B. Twelve, it being understood that such shares shall be accompanied by, and Medarex at all times shall hold with respect to such shares, any and all stock-related rights held by any other B. Twelve stockholder, including without limitation registration and anti-dilution rights.

6.3 Currency; Foreign Payments. If any currency conversion shall be required in connection with the payment of any royalties hereunder, such conversion shall be made by using the exchange rate for the purchase of U.S. dollars reported by the Chase Manhattan Bank on the last business day of the Calendar Quarter to which such royalty payments relate. If at any time legal restrictions prevent the prompt remittance of any royalties owed on Net Sales in any jurisdiction, B. Twelve may notify Medarex and make such payments by depositing the amount thereof in local currency in a bank account or other depository in such country in the name of Medarex, and B. Twelve shall have no further obligations under this Agreement with respect thereto.

6.4 Taxes. All royalty amounts required to be paid to Medarex pursuant to this Agreement may be paid with deduction for withholding for or on account of any taxes (other than taxes imposed on or measured by net income) or similar governmental charge imposed by a jurisdiction other than the United States ("Withholding Taxes"). At Medarex's request, B. Twelve shall provide Medarex a certificate evidencing payment of any Withholding Taxes hereunder and shall reasonably assist Medarex to obtain the benefit of any applicable tax treaty.

7. REPORTS AND RECORDS

7.1 Royalty Reports. B. Twelve shall deliver to Medarex within thirty (30) days after the last day of each Calendar Quarter in which Products are sold a report setting forth in reasonable detail the calculation of the royalties payable to Medarex for such Calendar Quarter identifying, by country and Product, the Products sold by B. Twelve and its Affiliates and Sublicensees, and the calculation of Net Sales and royalties due to Medarex.

7.2 Inspection of Books and Records. B. Twelve and its Affiliates and Sublicensees shall maintain accurate books and records, which enable the calculation of milestone payments and royalties payable hereunder to be verified. B. Twelve and its Affiliates and Sublicensees shall retain the books and records for each quarterly period for three (3) years after the submission of the corresponding report under Section 7.1 hereof. Upon thirty (30) days prior notice to B. Twelve, independent accountants selected by Medarex and reasonably acceptable to B. Twelve, may have access to the books and records of B. Twelve and its Affiliates and Sublicensees during normal business hours to conduct a review or audit, solely, however, to the extent necessary for the purpose of verifying the accuracy of B. Twelve's payments and compliance with this Agreement. B. Twelve shall promptly pay to Medarex any underpayment with interest from the date such amount(s) were due, at the prime rate reported by the Chase Manhattan Bank, New York, New York, plus two percent (2%). Any such inspection or audit shall be at Medarex's expense; provided, however, in the event an inspection reveals underpayment of five percent (5%) or more in any audit period, in addition to any underpayment B. Twelve also shall pay the costs of the inspection.

8. DILIGENCE

8.1 Reasonable Efforts. B. Twelve shall use Commercially Reasonable Efforts to (a) achieve regulatory approvals for the sale of Products throughout the Territory by submitting registration packages requesting approval for commercial sale of the Product as soon as reasonably practicable and (b) actively pursue commercial sales of each Product in each country in which all necessary regulatory approvals are obtained. Commencing as of the Effective Date, B. Twelve shall use Commercially Reasonable Efforts to develop, clinically test, manufacture and commercialize Products. All costs of development, clinical testing, manufacturing and commercialization shall be borne by B. Twelve, its Affiliates or Sublicensees.

8.2 Lack of Diligence. Medarex may terminate the Exclusive Commercial License granted herein to B. Twelve with respect to a particular Licensed Antibody, on a Product-by-Product and country-by-country basis, effective upon written notice to B. Twelve, if B. Twelve:

8.2.1 abandons development and/or commercialization of the applicable Product in that particular country and (a) decides not to engage in efforts to sublicense such Product or (b) discontinues reasonable sublicensing efforts for more than six (6) months, or

8.2.2 suspends the development and/or commercialization of the applicable Product in a particular country for more than nine (9) consecutive months, except for suspensions (a) that have been requested by official regulatory and safety bodies, or (b) that Medarex agrees are necessary for investigating and clarifying untoward pharmacological, pharmacokinetic, toxicological, or human-clinical observations of the applicable Product.

8.3 Diligence Obligations. The parties agree that the following diligence obligations shall apply to B. Twelve's development and commercialization efforts with regard to a Product incorporating a Licensed Antibody for which it obtains an Exclusive Commercial License:

8.3.1 If, upon the third anniversary of the date that B. Twelve obtains an Exclusive Commercial License with respect to a Product, B. Twelve has not filed an IND for such Product in any country, B. Twelve shall pay Medarex a nonrefundable, noncreditable fee of Two Hundred Fifty Thousand Dollars ($250,000) per year to maintain such Exclusive Commercial License with respect to such Product until the earlier of (a) the date that B. Twelve files an IND for such Product in any country, (b) the date B. Twelve terminates the Exclusive Commercial License with respect to such Product pursuant to Section 4.3.3, or (c) the fifth anniversary of the date that B. Twelve obtains an Exclusive Commercial License with respect to such Product.

8.3.2 If, upon the fifth anniversary of the date that B. Twelve obtains an Exclusive Commercial License with respect to a Product, B. Twelve has not filed an IND for such Product in any country, all rights granted to B. Twelve hereunder with respect to such Product (and corresponding Antibodies) shall revert to Medarex and the terms of Section 4.3.3 shall apply with respect to the applicable Exclusive Commercial License.

8.3.3 If, upon the second anniversary of the date that B. Twelve files an IND, if any, for such Product in any country, B. Twelve has not initiated a Phase II Clinical Trial with regard to such Product, B. Twelve shall pay a nonrefundable, noncreditable fee equal to fifty

percent (50%) of the milestone payment relating to Phase II Clinical Trials set forth in Section 5.6.1 with regard to such Product each year until such time as B. Twelve initiates a Phase II Clinical Trial with regard to such Product, unless B. Twelve terminates the Exclusive Commercial License with respect to such Product pursuant to Section 4.3.3.

8.3.4 If, upon the third anniversary of the date that B. Twelve initiates Phase II Clinical Trials for such Product, B. Twelve has not initiated a Phase III Clinical Trial with regard to such Product, B. Twelve shall pay a nonrefundable, noncreditable fee equal to fifty percent (50%) of the milestone payment relating to Phase III Clinical Trials set forth in Section 5.6.1 with regard to such Product each year until such time as B. Twelve initiates Phase III Clinical Trials with regard to such Product, unless B. Twelve terminates the Exclusive Commercial License with respect to such Product pursuant to Section 4.3.3.

8.4 Reports to Medarex. During the term of this Agreement, B. Twelve shall keep Medarex informed of its development and commercialization activities subject to this Agreement, and on January 31 and July 31 of each year shall provide Medarex with a reasonably detailed written summary of such events and activities in the preceding year. When the registration package requesting Approval for commercial sale of any Product receives Approval in the United States of America, any country in Europe, or Japan, B. Twelve will notify Medarex in writing within ten (10) business days thereof.

8.5 Regulatory Filings. B. Twelve (or its designee) shall file and hold title to all regulatory applications, Approvals and supplements thereto relating to Products; provided, in the event that the Exclusive Commercial License rights of B. Twelve terminate with regard to any Product and/or country due to B. Twelve's decision to terminate its license pursuant to Section 4.3.3(a), 8.2, 8.3, 8.6 or 13, Medarex (or its designee) shall have access to and the right to use and reference, without charge, all such regulatory applications, Approvals and supplements with regard to the applicable Product and/or country, and B. Twelve shall cooperate with Medarex to enable Medarex (or its designee) to practice the foregoing rights. Medarex shall reimburse B. Twelve for any reasonable fees actually incurred by B. Twelve and that are charged by a governmental authority that are necessary to effect Medarex's right to use and reference all such regulatory applications, Approvals and supplements with regard to the applicable Product and/or country pursuant to this Section 8.5.

8.6 Abandoned Products. B. Twelve shall promptly notify Medarex should it elect to abandon its rights to pursue commercialization of any Product in any country. In such event, the terms of Section 4.3.3 shall apply with respect to such Product in such country and the Exclusive Commercial License therefor.

9. CONFIDENTIALITY

9.1 Confidential Information. Except as expressly provided herein, the parties agree that for five (5) years after any termination or expiration of this Agreement, the receiving party shall keep completely confidential and shall not publish or otherwise disclose and shall not use for any purpose except for the purposes contemplated by this Agreement such Confidential Information, except to the extent that it can be established by the receiving party by competent proof that such Confidential Information:

9.1.1 was already known to the receiving party, other than under an obligation of confidentiality, at the time of disclosure;

9.1.2 was generally available to the public or otherwise part of the public domain at the time of its disclosure to the receiving party;

9.1.3 became generally available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of the receiving party in breach of this Agreement;

9.1.4 was independently developed by the receiving party as demonstrated by documented evidence prepared contemporaneously with such independent development; or

9.1.5 was subsequently lawfully disclosed to the receiving party by a person other than a party hereto.

9.2 Permitted Use and Disclosures. Each party hereto may use or disclose information disclosed to it by the other party to the extent such use or disclosure is reasonably necessary in complying with applicable governmental regulations or otherwise submitting information to tax or other governmental authorities, conducting clinical trials, or making a permitted sublicense or otherwise exercising its rights hereunder, provided that if a party is required to make any such disclosure of another party's confidential information, other than pursuant to a confidentiality agreement, it shall (a) give reasonable advance notice to the latter party of such disclosure, (b) if such advance notice is not possible, provide notice of such disclosure immediately thereafter, (c) to the extent possible, minimize the extent of such disclosure, and (d) save to the extent inappropriate in the case of patent applications, use its best efforts to secure confidential treatment of such information prior to its disclosure (whether through protective orders or otherwise), it being understood that any information so disclosed shall otherwise remain subject to the limitations on use and disclosure hereunder.

9.3 <u>Public Disclosure.</u> Except as otherwise required by law, rule or regulation, neither party shall issue a press release or make any other public disclosure of the terms of this Agreement without the prior approval of the other party of such press release or public disclosure; provided, however, the parties agree that disclosures of information for which consent has previously been obtained and of information of a substantially similar nature to that which has been previously disclosed with respect to this Agreement, each shall not require advance approval. Each party shall submit any such press release or public disclosure requiring the other party's approval to the other party, and the receiving party shall have three (3) business days to review and approve any such press release or public disclosure, which approval shall not be unreasonably withheld. If the receiving party does not respond in writing within such three (3) business day period, the press release or public disclosure shall be deemed approved. In addition, if a public disclosure is required by law, rule or regulation, including without limitation in a filing with the Securities and Exchange Commission other than a filing on a Form 10Q, the disclosing party shall provide copies of the disclosure reasonably in advance of such filing or other disclosure for the nondisclosing party's prior review and comment.

9.4 Confidential Terms. Except as expressly provided herein, each party agrees not to disclose any terms of this Agreement to any third party without the consent of the other party; except that such consent shall not be required for disclosure to actual or prospective investors or to a party's accountants, attorneys and other professional advisors. In addition, the terms of this Agreement may be disclosed pursuant to confidentiality obligations at least as strict as is set forth herein, to sublicensees and actual or potential acquirors or acquirees.

10. REPRESENTATIONS AND WARRANTIES

10.1 Medarex. Medarex represents and warrants that: (a) it is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey, United States of America; (b) the execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action on the part of Medarex; and (c) as of the Effective Date, it is not a party to, and, during the term of this Agreement, it will not enter into, an agreement that is inconsistent with the rights and licenses granted to B. Twelve in this Agreement.

10.2 B. Twelve. B. Twelve represents and warrants that: (a) it is a company duly organized, validly existing and in good standing under the laws of the state of Florida; (b) the execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action on the part of B. Twelve; and (c) as of the Effective Date, it is not a party to, and, during the term of this Agreement, it will not enter into, an agreement that is inconsistent with the performance of its obligations hereunder.

10.3 Disclaimer of Warranties. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT, MEDAREX MAKES NO REPRESENTATIONS AND EXTENDS NO WARRANTIES OR CONDITIONS OF ANY KIND, EITHER EXPRESS OR IMPLIED, WITH RESPECT TO THE MICE, MICE MATERIALS, ANTIBODIES, ANTIBODY MATERIALS, OR MEDAREX TECHNOLOGY, INCLUDING, BUT NOT LIMITED TO, WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, VALIDITY OF THE PATENT RIGHTS LICENSED HEREUNDER, OR NONINFRINGEMENT OF THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES.

10.4 Disclaimer. EXCEPT AS OTHERWISE PROVIDED HEREIN, NOTHING IN THIS AGREEMENT IS OR SHALL BE CONSTRUED AS:

10.4.1 A WARRANTY OR REPRESENTATION BY MEDAREX AS TO THE VALIDITY OR SCOPE OF ANY CLAIM OR PATENT WITHIN THE MEDAREX PATENT RIGHTS;

10.4.2 A WARRANTY OR REPRESENTATION THAT ANYTHING MADE, USED, SOLD OR OTHERWISE DISPOSED OF UNDER ANY LICENSE GRANTED IN THIS AGREEMENT IS OR WILL BE FREE FROM INFRINGEMENT OF ANY PATENT RIGHTS OR OTHER INTELLECTUAL PROPERTY RIGHT OF ANY THIRD PARTY;

10.4.3 A WARRANTY THAT THE RESEARCH PROGRAM WILL RESULT IN THE IDENTIFICATION OF ANY ANTIBODY SUITABLE FOR DEVELOPMENT AS A PRODUCT.

10.4.4 AN OBLIGATION TO BRING OR PROSECUTE ACTIONS OR SUITS AGAINST THIRD PARTIES FOR INFRINGEMENT OF ANY OF THE MEDAREX PATENT RIGHTS; OR

10.4.5 GRANTING BY IMPLICATION, ESTOPPEL, OR OTHERWISE ANY LICENSES OR RIGHTS UNDER PATENTS OR OTHER RIGHTS OF MEDAREX OR THIRD PARTIES, REGARDLESS OF WHETHER SUCH PATENTS OR OTHER RIGHTS ARE DOMINANT OR SUBORDINATE TO ANY PATENT WITHIN THE MEDAREX PATENT RIGHTS.

10.5 Limitation of Liability. MEDAREX'S LIABILITY ARISING OUT OF THIS AGREEMENT SHALL BE LIMITED TO THE AGGREGATE VALUE OF THE CONSIDERATION RECEIVED BY MEDAREX FROM B. TWELVE UNDER THIS AGREEMENT. IN NO EVENT SHALL EITHER PARTY BE LIABLE FOR COSTS OF PROCUREMENT OF SUBSTITUTE GOODS BY ANYONE. IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY OR ANY OTHER PERSON FOR ANY SPECIAL, CONSEQUENTIAL OR INCIDENTAL DAMAGES, HOWEVER CAUSED AND ON ANY THEORY OF LIABILITY ARISING OUT OF THIS AGREEMENT, AND WHETHER OR NOT SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGE. THESE LIMITATIONS SHALL APPLY NOTWITHSTANDING ANY FAILURE OF ESSENTIAL PURPOSE OF ANY LIMITED REMEDY PROVIDED HEREIN.

11. INTELLECTUAL PROPERTY; OWNERSHIP OF MATERIALS

11.1 Inventorship. Subject to the terms of this Article 11, inventorship of any inventions arising out of the Research Program shall be determined according to U.S. law.

11.2 Ownership of Mice and Mice Materials and Inventions Related Thereto. All right, title and interest to the Mice and the Mice Materials and shall (subject to the Research License and any licenses explicitly granted hereunder) at all times remain with and be vested in Medarex. Any invention or other intellectual property made, and data derived, by B. Twelve or its respective employees, consultants or agents that relate to the Mice or Mice Materials shall be owned by Medarex. B. Twelve shall promptly notify Medarex of any such invention or other intellectual property, and cooperate with Medarex at Medarex's request and expense, in the preparation, filing, prosecution, and defense of patent applications and patents relating thereto. Subject to the terms of this Article 11, and except for inventions or other intellectual property that exclusively relate to Antibodies and/or Antibody Materials and Research Antigens as noted in Section 11.3 below, B. Twelve shall assign, and hereby assigns, to Medarex, all right, title and interest to any inventions or other intellectual property that relate to the Mice or the Mice Materials, and shall in a reasonably timely manner execute those documents, as requested by Medarex, necessary to document and/or perfect the assignment of such inventions and intellectual property.

11.3 Ownership of Antibodies, Antibody Materials and Inventions Related Thereto.

11.3.1 Subject to Sections 3.3, 3.4, 3.5, 3.6, 4.3.3, 8.2, 8.3 and 11.2, all right, title and interest to the Antibodies and Antibody Materials and to reagents, samples, results, technical information, inventions and intellectual property and data resulting directly from the use of the Mice, Mice Materials, Antibodies and the Antibody Materials by B. Twelve and/or Medarex under the terms of (a) this Agreement, or (b) prior to the Effective Date, the Material Transfer Agreement, shall vest in B. Twelve. Medarex shall promptly notify B. Twelve of any such invention or other intellectual property, and cooperate with B. Twelve at B. Twelve's request and expense, in the preparation, filing, prosecution, and defense of patent applications and patents relating thereto. Further, inventions or other intellectual property made and data derived by B. Twelve or its employees, consultants or agents in connection with the Research Program that relate to the Research Antigens used to immunize Mice shall be owned by B. Twelve.

11.3.2 Medarex agrees to assign and hereby assigns to B. Twelve all right, title and interest in and to any invention or other intellectual property made by Medarex or its respective employees, consultants or agents in the course of activities in connection with the Research Program that relates solely to the Research Antigens provided by B. Twelve. Notwithstanding the foregoing, in the event that B. Twelve terminates a Research License and all Exclusive Commercial Licenses with respect to a Research Antigen, B. Twelve hereby grants to Medarex a worldwide, perpetual, royalty-free nonexclusive license, with the right to sublicense, under B. Twelve's rights in the inventions described under this Section 11.3.2 to discover, develop and commercialize any and all antibodies against such Research Antigen(s).

11.4 Patent Filings. B. Twelve hereby covenants that neither B. Twelve nor its Affiliates nor their respective employees, consultants or agents shall file any patent applications disclosing or claiming inventions comprising any Mice, Mice Materials, Antibodies or Antibody Materials, or the making or using thereof, without Medarex's prior written consent. In the event B. Twelve breaches this covenant, in addition to any other remedies Medarex may have, B. Twelve shall (a) assign to Medarex all right, title, and interest to all patent applications and patents issuing thereon, and (b) execute those documents, as requested by Medarex, necessary to document and/or perfect the assignment of such patent applications and patents issuing thereon.

11.5 Patent Prosecution.

11.5.1 B. Twelve Patent Rights. B. Twelve shall be solely responsible, at its expense and in its sole discretion, for the preparation, filing, prosecution and maintenance of the patent applications and patents owned by or on behalf of B. Twelve claiming Antibodies, Antibody Materials and/or Products in countries selected by B. Twelve, and for conducting any interferences, reexaminations, reissues, oppositions, or request for patent term extension relating thereto.

11.5.2 Medarex Patent Rights. Medarex shall be responsible, at its expense and in its sole discretion, for the preparation, filing, prosecution and maintenance of the Medarex Patent Rights and for conducting any interferences, reexaminations, reissues, oppositions, or request for patent term extensions relating thereto. In addition, Medarex shall have the sole right, but not the obligation, at its expense, to prepare, file, prosecute and maintain the patent

applications and patents assigned to Medarex by B. Twelve pursuant to Sections 4.3.3(b) and 11.2, and to conduct any interferences, reexaminations, reissues, oppositions, or request for patent term extensions relating thereto.

11.5.3 B. Twelve's Failure to Prosecute. In the event that B. Twelve declines to file or, having filed, declines to further prosecute and maintain any patent applications or patents subject to Section 11.5.1 above, B. Twelve shall provide Medarex notice thereof prior to the expiration of any deadline relating to such activities, but in any event at least thirty (30) days prior notice, and Medarex shall have the right to file, prosecute and maintain such patent applications or patents in the name of B. Twelve, at Medarex's expense, using counsel of its choice, which patent applications and patents shall be owned by B. Twelve. In the event that B. Twelve sells one or more products covered by one or more claims of any such patent applications or patents, B. Twelve shall reimburse Medarex for any and all expenses of filing, prosecution and/or maintenance of such patent applications and/or patents borne by Medarex pursuant to the foregoing.

11.5.4 Cooperation. B. Twelve shall keep Medarex reasonably informed and shall respond to all reasonable requests for information made by Medarex, with regard to B. Twelve's activities pursuant to Section 10.5.1 above. Likewise, Medarex shall keep B. Twelve reasonably informed and shall respond to all reasonable requests for information made by B. Twelve with regard to Medarex's activities pursuant to Section 11.5.2 above as they relate to the Licensed Antibody(ies) and Product(s).

11.6 Infringement Claims. If the manufacture, importation, sale or use of a Product pursuant to this Agreement results in any claim, suit or proceeding alleging patent infringement against Medarex or B. Twelve, such party shall promptly notify the other party hereto. The defendant shall keep each other party hereto reasonably informed of all material developments in connection with any such claim, suit or proceeding.

12. INDEMNIFICATION

12.1 Medarex. Medarex shall indemnify, defend and hold harmless B. Twelve and its directors, officers and employees (each an "B. Twelve Indemnitee") from and against any and all liabilities, damages, losses, costs or expenses (including attorneys' and professional fees and other expenses of litigation and/or arbitration) ("Liabilities") resulting from a claim, suit or proceeding made or brought by a third party against an B. Twelve Indemnitee arising from or occurring as a result of any breach of the representations and warranties set forth in Section 10.1, except to the extent caused by the negligence or willful misconduct of B. Twelve.

12.2 B. Twelve. B. Twelve shall indemnify, defend and hold harmless Medarex and its directors, officers and employees (each a "Medarex Indemnitee") from and against any and all Liabilities resulting from a claim, suit or proceeding made or brought by a third party against a Medarex Indemnitee, arising from or occurring as a result of (a) any breach of the representations and warranties set forth in Section 10.2, (b) the use of the Mice, conduct of the Research Program, or the practice by B. Twelve of any right granted herein, except those that arise from infringement or appropriation of intellectual property rights with respect to Mice or Mice Materials, or (c) any development, testing, manufacture, importation, use, offer for sale,

sale or other distribution of any Immunization Antigen, Research Antigen, Antibody or Product by B. Twelve or its Affiliates or Sublicensees (including, without limitation, product liability claims), except in each case, to the extent caused by the negligence or willful misconduct of Medarex.

12.3 Procedure. In the event that a party indemnified hereunder (an "Indemnitee") intends to claim indemnification under this Article 12, such Indemnitee shall promptly notify the other party (the "Indemnitor") in writing of such alleged Liability. The Indemnitor shall have the sole right to control the defense and settlement thereof. The Indemnitee shall cooperate with the Indemnitor and its legal representatives in the investigation of any action, claim or liability covered by this Article 12. The Indemnitee shall not, except at its own cost and risk, voluntarily make any payment or incur any expense with respect to any claim or suit without the prior written consent of the Indemnitor, which the Indemnitor shall not be required to give. The Indemnitor shall not be required to provide indemnification with respect to a Liability the defense of which is prejudiced by the failure to give notice by the Indemnitee or the failure of the Indemnitee to cooperate with the Indemnitor or where the Indemnitee settles or compromises a Liability without the written consent of the Indemnitor.

13. TERM AND TERMINATION

13.1 Term. The term of this Agreement shall commence on the Effective Date. Unless earlier terminated as provided in Section 3.5, 3.6, 13.2 or 13.3, this Agreement shall continue in full force and effect on a country-by-country and Product-by-Product basis until there are no remaining royalty payment obligations in a country, at which time the Agreement shall expire in its entirety in such country. Upon such expiration and following the completion of the payment of all royalties due with respect to a particular Product in such country, B. Twelve shall have a fully paid, royalty-free, perpetual license under the Medarex Know How to commercialize such Product in such country.

13.2 Termination for Cause. In the event one party has materially breached in the performance of any of its obligations hereunder, and such breach has continued for sixty (60) days after written notice thereof was provided to the breaching by the non-breaching, the other party may terminate this Agreement. Any termination shall become effective at the end of such sixty (60) day period unless the breaching has cured any such breach prior to the expiration of the sixty (60) day period. Notwithstanding the above, in the case of a failure to timely pay any amounts due hereunder, the period for cure of any subsequent breach following notice thereof shall be thirty (30) days and, unless payment is made within such period the termination shall become effective at the end of such period. Further, if such uncured material breach involves only a specific Product, then the Agreement shall terminate only as to the rights relating to such Product.

13.3 Termination for Insolvency. If voluntary or involuntary proceedings by or against a party are instituted in bankruptcy under any insolvency law, or a receiver or custodian is appointed for such party, or proceedings are instituted by or against such party for corporate reorganization or the dissolution of such party, which proceedings, if involuntary, shall not have

been dismissed within sixty (60) days after the date of filing, or if such party makes an assignment for the benefit of creditors, or substantially all of the assets of such party are seized or attached and not released within sixty (60) days thereafter, the other party may immediately terminate this Agreement effective upon notice of such termination.

13.4 Effect of Termination or Expiration.

13.4.1 Accrued Rights and Obligations. Termination or expiration of this Agreement for any reason shall not release either party hereto from any liability which, at the time of such termination or expiration, has already accrued to the other party or which is attributable to a period prior to such termination or expiration, or preclude either party from pursuing any rights and remedies it may have hereunder or at law or in equity with respect to any breach of, or default under, this Agreement. It is understood and agreed that monetary damages may not be a sufficient remedy for any breach of this Agreement and that the non-breaching party may be entitled to injunctive relief as a partial remedy for any such breach.

13.4.2 Return of Confidential Information. Upon any termination or expiration of this Agreement, B. Twelve and Medarex shall promptly return to the other party all Confidential Information of the other; provided, however, that counsel of each party may retain one (1) copy of such Confidential Information for archival purposes and for ensuring compliance with Article 9.

13.4.3 Inventory on Hand. In the event this Agreement is terminated for any reason, B. Twelve and its Sublicensees shall have the right to sell or otherwise dispose of the inventory of any Product subject to this Agreement then on hand until the first anniversary of the effective date of such termination, any such sale or distribution to be subject to the relevant terms of this Agreement, including without limitation Articles 5, 6 and 7.

13.4.4 Destruction of Antibodies and Antibody Materials. Upon any termination of this Agreement, (a) B. Twelve shall promptly destroy any and all Antibodies and Antibody Materials then in B. Twelve's possession, and an officer of B. Twelve shall provide Medarex with written certification thereof, and (b) the provisions of section 4.3.3(b) relating to the abandonment or assignment of patents or patent applications shall apply with respect to both Research Antigens.

13.4.5 Licenses. Except for expiration under Section 13.1, the license(s) granted B. Twelve in this Agreement shall terminate upon any termination of this Agreement and in such event B. Twelve shall cease, and cause its Affiliates and Sublicensees to cease, all development and commercialization of Products. Any assignment to Medarex pursuant to Sections 3.5.2, 4.3.3(b) and/or 11.2 shall remain in effect following any termination of this Agreement.

13.5 Survival. Sections 2.2, 2.3, 3.5, 3.6, 4.3.3, 6.2, 7.2, 10.3, 10.4, 10.5, 11.1, 11.2, 11.3, 11.4, 13.4 and 13.5, and Articles 9 and 12 of this Agreement shall survive expiration or termination of this Agreement for any reason, except that Article 12 shall survive only with respect to liabilities that arise from acts or circumstances that occurred prior to termination or expiration. Section 13.1 of this Agreement shall survive expiration of this Agreement.

14. MISCELLANEOUS

14.1 Governing Law. This Agreement and any dispute arising from the performance or breach hereof shall be governed by and construed and enforced in accordance with the laws of the state of New Jersey, without reference to conflicts of laws principles. Any claim or controversy arising out of or related to this Agreement or any breach hereof shall be submitted to a court of applicable jurisdiction in the State of New Jersey, and each party hereby consents to the jurisdiction and venue of such court.

14.2 Independent Contractors. The relationship of the parties hereto is that of independent contractors. The parties hereto are not deemed to be agents, partners or joint venturers of the others for any purpose as a result of this Agreement or the transactions contemplated thereby.

14.3 Assignment. Neither party may assign this Agreement to any third party without the written consent of the other party, which consent shall not be unreasonably withheld; provided, however, that either party may assign this Agreement, without the other party's consent (a) to its Affiliates, and (b) to an entity that acquires all or substantially all of the business or assets of the assigning party to which this Agreement pertains, whether by merger, reorganization, acquisition, sale or otherwise.

14.4 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns.

14.5 Notices. All notices, requests and other communications hereunder shall be in writing and shall be personally delivered or sent by facsimile transmission or by registered or certified mail, return receipt requested, postage prepaid, in each case to the respective address specified below, or such other address as may be specified in writing to the other parties hereto. Any such notice shall be deemed to have been given as of the day of personal delivery, one (1) day after the date sent by facsimile transmission or five (5) days following the date deposited with the U.S. Postal Service as registered or certified mail, return receipt requested.

If to Medarex:

Medarex, Inc.
707 State Road #206
Princeton, NJ 08540
U.S.A.
Attn: President
Fax No.: (609) 430-2850

With a copy to:

Medarex, Inc.
707 State Road #206
Princeton, NJ 08540
U.S.A.
Attn: General Counsel
Fax No.: (609) 430-2850

If to B. Twelve:

B. Twelve, Inc.
130 Adelaide Street West
Suite 3303
Toronto, Ontario M5H 3P5
Canada
Attn: President
Fax No.: (416) 359-1914

With a copy to:

Aird and Berlis Barristers and Solicitors
BCE Place
Suite 1800, Box 754
181 Bay Street
Toronto, Ontario, M5J 2T9
Attn: Mr. Thomas A. Fenton
Fax No.: 416-863-1515

14.6 Force Majeure. Neither party shall lose any rights hereunder or be liable to the other party for damages or losses (except for payment obligations) on account of failure by the nonperforming party where the cause of such failure to perform is (a) beyond the reasonable control of such nonperforming party, such causes including without limitation war, strike, fire, Act of God, earthquake, flood, lockout, embargo, governmental acts or orders or restrictions or failure of suppliers, (b) not caused by the negligence, intentional conduct or misconduct of such nonperforming party, and (c) such nonperforming party has exerted all reasonable efforts to avoid or remedy such force majeure; provided, however, that in no event shall a party be required to settle any labor dispute or disturbance.

14.7 Injunctive Relief. B. Twelve acknowledges that limitations and restrictions on its possession and use of Mice and Mice Materials hereunder are necessary and reasonable to protect Medarex, and expressly agrees that monetary damages would be inadequate to compensate Medarex for any violation by B. Twelve of any such limitations or restrictions. The parties agree that any such violation would cause irreparable injury to Medarex and agree that without resorting to prior mediation or arbitration, and, in addition to any other remedies that may be available in law, in equity or otherwise, Medarex may be entitled to seek temporary

may be available in law, in equity or otherwise, Medarex may be entitled to seek temporary and/or permanent injunctive relief against any threatened violation of such limitations or restrictions or the continuation of any such violation in any court of competent jurisdiction, without the necessity of proving actual damages.

14.8 Advice of Counsel. Medarex and B. Twelve have each consulted counsel of their choice regarding this Agreement, and each acknowledges and agrees that this Agreement shall not be deemed to have been drafted by one party or another and shall be construed accordingly.

14.9 Compliance with Laws. Subject to the provisions of Article 9, each party shall use reasonable efforts to furnish to the other party any information reasonably requested or required by that party during the term of this Agreement or any extensions hereof to enable that party to comply with the requirements of any U.S. or foreign federal, state and/or government agency.

14.10 Further Assurances. At any time or from time to time on and after the date of this Agreement, either party shall at the request of the other party hereto (a) subject to the provisions of Article 9, deliver to the requesting party any records, data or other documents consistent with the provisions of this Agreement, and (b) execute, and deliver or cause to be delivered, all such consents, documents or further instruments of transfer or license.

14.11 Retained Rights; No Further Rights. Only the licenses granted pursuant to the express terms of this Agreement shall be of any legal force or effect. No other license rights shall be granted or created by implication, estoppel or otherwise. It is understood and agreed that Medarex shall retain rights to make, have made, import, use, offer for sale, sell and otherwise commercialize the Mice, itself or with third parties, for any uses, other than those for which B. Twelve has been granted licenses under this Agreement.

14.12 Export Controls. B. Twelve agrees that it shall take all actions necessary to insure compliance with all U.S. laws, regulations, orders or other restrictions on exports and further shall not sell, license or reexport, directly, or indirectly, the Product(s) to any person or entity for sale in any country or territory, if, to the knowledge of B. Twelve based upon reasonable inquiry, such sale, would cause the parties to be in violation of any such laws or regulations now or hereafter in effect. B. Twelve agrees to secure from any recipient of Product(s) adequate manually signed written assurances prior to shipment from the United States as are required by the U.S. export regulations.

14.13 Severability. In the event that any provision of this Agreement is determined to be invalid or unenforceable by a court of competent jurisdiction, the remainder of the Agreement shall remain in full force and effect without said provision. In such event, the parties shall in good faith negotiate a substitute clause for any provision declared invalid or unenforceable, which shall most nearly approximate the intent of the parties in entering this Agreement.

14.14 Waiver. It is agreed that no waiver by either party hereto of any breach or default of any of the covenants or agreements herein set forth shall be deemed a waiver as to any subsequent and/or similar breach or default.

14.15 Complete Agreement. This Agreement constitutes the entire agreement, both written and oral, between the parties with respect to the subject matter hereof, and all prior

agreements respecting the subject matter hereof, either written or oral, expressed or implied, including without limitation the Material Transfer Agreement, are superseded hereby, merged and canceled, and are null and void and of no effect. No amendment or change hereof or addition hereto shall be effective or binding on either of the parties hereto unless reduced to writing and duly executed on behalf of both parties.

14.16 Use of Name. Except as required by law, neither party shall use the name or trademarks of the other party without the prior written consent of such other party.

14.17 Headings. The captions to the several sections and articles hereof are not a part of this Agreement, but are included merely for convenience of reference only and shall not affect its meaning or interpretation.

14.18 Counterparts. This Agreement may be executed in two (2) counterparts, each of which shall be deemed an original and which together shall constitute one instrument.

IN WITNESS WHEREOF, Medarex and B. Twelve have executed this Agreement by their respective duly authorized representatives.

MEDAREX, INC.	**B. TWELVE, INC.**
By: [signature]	By: [signature]
Print Name: Donald Drakeman	Print Name: Uri Sagman
Title: President & CEO	Title: President & CEO

GENPHARM INTERNATIONAL, INC.

By: [signature]

Print Name: Donald Drakeman

Title: President

EXHIBIT A

RESEARCH ANTIGENS

1. Human Transcobalamin II (TCII) – in recombinant form.
2. Human Transcobalamin II/Vitamin B12 (coballamin) receptor in semi-purified membrane preparation form extracted from human placenta.